CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	MARCH 31, 2011
Earnings from continuing operations	$30,030		$145,275
Income taxes	14,400		77,012
Earnings from continuing operations before income taxes	$44,430		$222,287
Fixed charges:
Interest, long-term debt	$20,844		$76,572
Interest, other (including interest on short-term debt)	3,674		7,214
Amortization of debt expense, premium, net	598		2,309
Portion of rentals representative of an interest factor	113		431
Interest of capitalized lease	462		1,903
Total fixed charges	$25,691		$88,429
Earnings from continuing operations before income taxes	$44,430		$222,287
Plus: total fixed charges from above	25,691		88,429
Earnings from continuing operations before income taxes and fixed charges	$70,121		$310,716
Ratio of earnings to fixed charges	2.73	x	3.51	x